14005028

UNITED STATES
AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

No Act
PE 12/4/13

DIVISION OF
CORPORATION FINANCE

Received SEC
JAN 24 2014
Washington, DC 20549

January 24, 2014

Dee Ann Dorsey
Hunton & Williams LLP
ddorsey@hunton.com

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 1-24-14

Re: DTE Energy Company
Incoming letter dated December 4, 2013

Dear Ms. Dorsey:

This is in response to your letters dated December 4, 2013 and December 19, 2013 concerning the shareholder proposal submitted to DTE by John Chevedden. We also have received a letter from the proponent dated December 17, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

January 24, 2014

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: DTE Energy Company
Incoming letter dated December 4, 2013

The proposal relates to special meetings.

Rules 14a-8(b) and 14a-8(f) require a proponent to provide documentary support of a claim of beneficial ownership upon request. To date, the proponent has not provided a statement from the record holder evidencing documentary support of continuous beneficial ownership of $2,000, or 1%, in market value of voting securities, for at least one year prior to submission of the proposal. We note, however, that DTE failed to inform the proponent of the specific date the proposal was submitted in DTE's request for additional information from the proponent. In this regard, Staff Legal Bulletin No. 14G (October 16, 2012) indicates the staff will not grant no-action relief to a company on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including the submission date. DTE's request for additional information from the proponent did not explain that the proponent needed to obtain a proof of ownership letter verifying continuous ownership for the one-year period preceding and including November 12, 2013, the date of submission.

Accordingly, unless the proponent provides DTE with a proof of ownership letter verifying continuous ownership for the one-year period preceding and including November 12, 2013, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if DTE omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Adam F. Turk
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

HUNTON & WILLIAMS

HUNTON & WILLIAMS LLP
200 PARK AVENUE
NEW YORK, NY 10166-0005

TEL 212 • 309 • 1000
FAX 212 • 309 • 1100

DEE ANN DORSEY
DIRECT DIAL: 212 • 309 • 1174
EMAIL: ddorsey@hunton.com

December 19, 2013

VIA EMAIL: *shareholderproposals@sec.gov*

Division of Corporation Finance
Office of Chief Counsel
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: **DTE Energy Company**
Shareholder Proposal submitted by John Chevedden
Securities Exchange Act of 1934 -Rule 14a-8

Ladies and Gentlemen:

We are writing on behalf of our client, DTE Energy Company (the "Company"), in response to the letter from John Chevedden (the "Proponent") dated December 17, 2013. In his letter, the Proponent asserts that the Company "failed to show that it provided the 3 usual rule attachments in its request to the proponent to provide verification of stock ownership."

Brief Background

On November 12, 2013, the Proponent sent his proposal dated November 12, 2013 to the Company, which the Company received via facsimile on November 12, 2013. The Proponent's submission contained no information regarding his ownership of Company common stock. The Company promptly sent the Proponent a deficiency letter enclosing a copy of Rule 14a-8 and stating the Company received the proposal on November 12, 2013 and that the Proponent needed to send a written statement from the "record" holder of his shares, verifying that, at the time he submitted his proposal, he held at least $2,000 in market value of the Company's common stock and had held such stock continuously for at least one year. The Proponent subsequently transmitted an ownership verification letter from Fidelity Investments stating "Mr. Chevedden has continuously owned . . . no fewer than 60 shares of DTE Energy Company since November 14, 2012."

Discussion

The Proponent's December 17, 2013 letter refers to 3 usual attachments. As required, the Company's deficiency letter attached a copy of Rule 14a-8. With respect to the other 2 rule attachments, we believe that the Proponent is suggesting that the Company also should have attached copies of Staff Legal Bulletin No. 14F (October 18, 2011) ("SLB 14F") and Staff Legal Bulletin No. 14G (October 16, 2012) ("SLB 14G").

SLB 14F does not require companies to attach a copy of SLB 14F to the deficiency notice. Rather, the bulletin states that the staff will only grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in such bulletin. The Company is not requesting the staff to grant no-action relief on the basis that Fidelity Investments is not a DTC participant. We note that the staff has granted no-action relief on similar facts where the company did not cite text from or attach a copy of SLB 14F. *See O'Reilly Automotive, Inc.* (February 14, 2012) ("O'Reilly").[1]

Similar to SLB 14F, nothing in SLB 14G requires the Company to attach a copy of the bulletin to a deficiency notice. The staff has consistently granted no-action relief under 14a-8(b) and 14a-8(f) where SLB 14G was not attached to the deficiency notice. *See, e.g., Bank of America Corporation* (January 16, 2013); *PepsiCo, Inc.* (January 10, 2013) ("PepsiCo"); and *Johnson & Johnson* (January 8, 2013) ("Johnson & Johnson").

We recognize that SLB 14G expresses a concern with respect to deficiency notices that do not adequately describe the defects or explain what a proponent must do to remedy defects in proof of ownership letters. The bulletin cites common errors, specifically:

- Where it may be difficult for the proponent to determine the submission date (*see, e.g.*, Johnson & Johnson, where the proposal was dated November 12, 2012, sent by UPS on November 13, 2012 and received by the company on November 14, 2012). The staff's view is that the proposal's submission date is the date the proposal is postmarked or transmitted electronically. *See* SLB 14G. When transmitted other than by electronic means, it may be difficult for the proponent to determine the submission date.

- Where an ownership verification letter that is submitted with the proposal contains a gap between the date of verification and the date the proposal was submitted (*see, e.g.*, PepsiCo, where the proposal was dated November 19, 2012, sent by UPS on November 20, 2012 and received by the company on November 21, 2012, accompanied by an ownership verification letter that confirmed ownership as of November 19, 2012—one day before the submission date). In this situation, SLB 14G provides that a company's deficiency letter should identify the submission date and explain that the proponent must

[1] We note that O'Reilly preceded SLB 14G, but cite it because it involved the Proponent and it can be distinguished from our facts. The O'Reilly proposal was transmitted by mail so there would be an argument that it was difficult for the Proponent to determine the submission date.

obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect.

The concerns raised by SLB 14G are not at issue here—the Proponent did not provide an ownership verification letter with his proposal and the submission date is absolutely clear. The proposal was dated November 12, 2013, faxed to the Company on November 12, 2013 and the Company acknowledged that it received the proposal on November 12, 2013. The submission date could be none other than November 12, 2013. As a seasoned shareholder proponent who has responded to no-action requests specifically on this topic (*see, e.g.,* O'Reilly), the Proponent cannot claim that it was difficult for him to determine the submission date of his proposal.

Conclusion

On the basis of the foregoing, we respectfully request that the staff concur that it will take no action if the Company excludes the proposal from its 2014 proxy materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (212) 309-1174 or Tim Kraepel, the Company's Director-Legal (Securities, Finance & Governance), at (313) 235-8460.

Sincerely,

cc: Tim Kraepel (DTE Energy Company)
John Chevedden *** FISMA & OMB Memorandum M-07-16 ***

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

December 17, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
DTE Energy Company (DTE)
Special Shareholder Meeting
John Chevedden

Ladies and Gentlemen:

This is in regard to the December 4, 2013 company request concerning this rule 14a-8 proposal.

The company failed to give the proponent proper notice in regard to providing verification of stock ownership. The company failed to show that it provided the 3 usual rule attachments in its request to the proponent to provide verification of stock ownership.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2014 proxy.

Sincerely,

John Chevedden

cc: Timothy E. Kraepel <kraepelt@dteenergy.com>
Director-Legal (Securities, Finance & Governance)

HUNTON & WILLIAMS

HUNTON & WILLIAMS LLP
200 PARK AVENUE
NEW YORK, NY 10166-0005

TEL 212 • 309 • 1000
FAX 212 • 309 • 1100

DEE ANN DORSEY
DIRECT DIAL: 212 • 309 • 1174
EMAIL: ddorsey@hunton.com

December 4, 2013

VIA EMAIL: *shareholderproposals@sec.gov*

Division of Corporation Finance
Office of Chief Counsel
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: **DTE Energy Company**
Shareholder Proposal submitted by John Chevedden
Securities Exchange Act of 1934 -Rule 14a-8

Ladies and Gentlemen:

We are writing on behalf of our client, DTE Energy Company (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, to inform you of the Company's intention to exclude from its proxy statement and form of proxy for the Company's 2014 Annual Meeting of Shareholders (the "2014 Proxy Materials") a shareholder proposal (the "Proposal") and related supporting statement received from John Chevedden (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than 80 calendar days before the Company intends to file its definitive 2014 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

I. THE PROPOSAL

The Proposal states:

> Resolved, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders in the aggregate of 15% of our outstanding common the power to call a special shareowner meeting.

A copy of the Proposal, as well as related correspondence from the Proponent, is attached hereto as Exhibit A.

II. BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur with us that the Company may properly exclude the Proposal from its 2014 Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent failed to provide the requisite proof of continuous stock ownership in response to the Company's proper request for that information. The Company has advised us of the factual matters set forth below.

The Proposal May Be Excluded Under Rule 14a-8(b) And Rule 14a-8(f)(1) Because The Proponent Failed To Establish The Requisite Eligibility To Submit The Proposal.

A. Background

The Proponent submitted the Proposal to the Company in a letter dated November 12, 2013, which the Company received via facsimile on the same date. *See* Exhibit A. The Proposal contained no information regarding the Proponent's ownership of any Company common stock. The Proponent's letter stated only that "Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting...." The Company reviewed its stock records, which did not indicate that the Proponent was the record owner of any shares of Company securities.

Accordingly, the Company sought verification from the Proponent of his eligibility to submit the Proposal. Specifically, on November 14, 2013, the Company sent the Proponent a letter by email and UPS overnight delivery, which was within 14 days of receiving the Proposal, informing the Proponent of the eligibility deficiency, providing the Proponent with information regarding how the Proponent could satisfy the requirements of Rule 14a-8, and informing the Proponent that he had to remedy the deficiency within 14 days of receiving the Company's notification letter (the "Deficiency Letter"). The Deficiency Letter specifically stated: "please send a written statement from the "record" holder of your shares, verifying that, at the time you submitted your proposal, you held at least $2,000 in market value of the Company's common stock and had held such stock continuously for at least one year." The Deficiency Letter was sent via email at the request of the Proponent and by UPS overnight delivery. Copies of the email, the Deficiency Letter and the UPS delivery confirmation are attached hereto as Exhibit B.

The Proponent responded to the Deficiency Letter on November 19, 2013, attaching a letter from Fidelity Investments, a copy of which is attached hereto as Exhibit C (the "Fidelity Letter"). The Fidelity Letter states that "Mr. Chevedden has continuously owned . . . no fewer than 60 shares of DTE Energy Company since November 14, 2012." The Company did not receive any further correspondence from the Proponent by the close of the 14-day response period.

B. Analysis

The Company may exclude the Proposal under Rule 14a-8(f)(1) because the Proponent failed to substantiate his eligibility to submit the Proposal under Rule 14a-8(b). Rule 14a-8(b)(1) of the Securities Exchange Act of 1934 requires that, to be eligible to submit a proposal for a company's annual meeting, a shareholder must (i) have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date such shareholder submits the proposal, and (ii) continue to hold those securities through the date of the meeting.

Staff Legal Bulletin No. 14 specifies that when the shareholder is not the registered holder, the shareholder "is responsible for proving his or her eligibility to submit a proposal to the company," which the shareholder may do by one of the two ways provided in Rule 14a-8(b)(2). *See* Section C.1.c, Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14"). Under Rule 14a-8(b)(2), if a proponent is not a registered shareholder of a company and has not made a filing with the SEC detailing the proponent's beneficial ownership of shares in the company (as described in Rule 14a-8(b)(2)(ii)), such proponent has the burden to prove that he meets the beneficial ownership requirements of Rule 14a-8(b)(1) by submitting to the Company (i) a written statement from the "record" holder of the securities verifying that, at the time the proponent submitted the proposal, the proponent continuously held the requisite amount of such securities for at least one year, and (ii) the proponent's own written statement that he intends to continue to hold such securities through the date of the meeting. If the proponent fails to provide such proof of ownership at the time the proponent submits the proposal, the company must notify the proponent in writing of such deficiency within 14 calendar days of receiving the proposal. A proponent's response to such notice of deficiency must be postmarked or transmitted electronically to the Company no later than 14 days from the date the proponent receives the notice of deficiency.

As described above, the Proponent delivered the Fidelity Letter indicating that the Proponent held Company shares for at least one year since November 14, 2013. However, the Fidelity Letter is insufficient to establish the Proponent's requisite ownership under Rule 14a-8(b). Specifically, the Fidelity Letter does not establish that the Proponent owned the requisite amount of Company shares for the one-year period as of the date the Proposal was submitted, because it does not establish the requisite ownership of Company shares for the period from November 12, 2012 to November 14, 2012. In order to satisfy the requirements of Rule 14a-8(b), the Fidelity Letter would need to verify continuous ownership of Company shares since November 12, 2012 (one year immediately preceding the date the Proponent submitted the Proposal).

Rule 14a-8(f) provides that a company may exclude a shareholder proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8, including the beneficial ownership requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the problem and the proponent fails to correct the deficiency within the required time. The Company satisfied its obligation under Rule 14a-8 by transmitting to the Proponent in a timely manner the Deficiency Letter attached as Exhibit B.

On numerous occasions the Staff has permitted the exclusion of a shareholder proposal based on a proponent's failure to provide satisfactory evidence of eligibility under Rule 14a-8(b) and Rule 14a-8(f)(1). *See Union Pacific Corp.* (January 29, 2010) (concurring with the exclusion of a shareholder proposal under Rule 14a-8(b) and Rule 14a-8(f) and noting that "the proponent appears to have failed to supply, within 14 days of receipt of Union Pacific's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b)").

As discussed above, SLB 14 places the burden of proving the ownership requirements on the proponent: the shareholder "is responsible for proving his or her eligibility to submit a proposal to the company." In addition, the Staff previously has made clear the need for precision in the context of demonstrating a shareholder's eligibility under Rule 14a-8(b) to submit a shareholder proposal. SLB 14 provides the following:

> If a shareholder submits his or her proposal to the company on June 1, does a statement from the record holder verifying that the shareholder owned the securities continuously for one year as of May 30 of the same year demonstrate sufficiently continuous ownership of the securities as of the time he or she submitted the proposal?

HUNTON& WILLIAMS

> No. A shareholder must submit proof from the record holder that the shareholder continuously owned the securities for a period of one year as of the time the shareholder submits the proposal.

Accordingly, the Staff consistently has permitted companies to omit shareholder proposals pursuant to Rules 14a-8(f) and 14a-8(b) when the evidence of ownership submitted by a proponent covers a period of time that falls short of the required one-year period prior to the submission of the proposal. *See, e.g., O'Reilly Automotive, Inc.* (February 14, 2012) (concurring with the exclusion of a shareholder proposal where the proposal was submitted November 15, 2011 and the record holder's one-year verification was since November 17, 2010); *Deere & Company* (November 16, 2011) (concurring with the exclusion of a shareholder proposal where the proposal was submitted September 15, 2011 and the record holder's one-year verification was as of September 12, 2011); *Verizon Communications Inc.* (January 12, 2011) (concurring with the exclusion of a shareholder proposal where the proposal was submitted November 17, 2010 and the record holder's one-year verification was as of November 16, 2010); *General Electric Co.* (October 7, 2010) (concurring with the exclusion of a shareholder proposal where the proposal was submitted June 22, 2010 and the record holder's one-year verification was as of June 16, 2010); *Hewlett-Packard Co.* (July 28, 2010) (concurring with the exclusion of a shareholder proposal where the proposal was submitted June 1, 2010 and the record holder's one-year verification was as of May 28, 2010); and *Int'l Business Machines Corp.* (December 7, 2007) (concurring with the exclusion of a shareholder proposal where the proposal was submitted October 19, 2007 and the record holder's one-year verification was as of October 15, 2007).

III. CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2014 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (212) 309-1174 or Tim Kraepel, the Company's Director-Legal (Securities, Finance & Governance), at (313) 235-8460.

Sincerely,

Dee Ann Dorsey

cc: Tim Kraepel (DTE Energy Company)
John Chevedden*** FISMA & OMB Memorandum M-07-16 ***

[redacted]

EXHIBIT A

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Gerard M. Anderson
Chairman
DTE Energy Company (DTE)
One Energy Plaza
Detroit, MI 48226-1279
PH: 313-235-4000
FX: 313-235-6743
FX: 313-235-8871

Dear Mr. Anderson,

I purchased stock and hold stock in our company because I believed our company has unrealized potential. I believe some of this unrealized potential can be unlocked by making our corporate governance more competitive. And this will be virtually cost-free and not require lay-offs.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email *** FISMA & OMB Memorandum M-07-16 *** Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***
*** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

John Chevedden
John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

November 12, 2013
Date

cc: Lisa A. Muschong
Corporate Secretary

[DTE: Rule 14a-8 Proposal, November 12, 2013]

4* – Special Shareowner Meetings

Resolved, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders in the aggregate of 15% of our outstanding common the power to call a special shareowner meeting.

This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board (to the fullest extent permitted by law). This proposal does not impact our board's current power to call a special meeting.

Special meetings allow shareowners to vote on important matters, such as electing new directors that can arise between annual meetings. Shareowner input on the timing of shareowner meetings is especially important when events unfold quickly and issues may become moot by the next annual meeting. This proposal topic won more than 70% support at Edwards Lifesciences and SunEdison in 2013.

This proposal should also be more favorably evaluated due to our Company's clearly improvable environmental, social and corporate governance performance as reported in 2013:

GMI Ratings, an independent investment research firm, rated our company D for its board and D for executive pay – $10 million for Gerard Anderson. Mr. Anderson's annual incentives did not rise or fall in line with annual performance. Unvested equity pay would not lapse upon CEO termination. There was no clawback policy to recoup unearned executive pay based on fraud or error.

Ruth Shaw chaired our executive pay committee and received our highest negative votes. David Brandon was also on our executive pay committee and was additionally on 3 other company boards. Charles McClure was negatively flagged due to his involvement with the Intermet board when it filed for bankruptcy.

GMI sadi there were multiple related party transactions and other potential conflicts of interest involving our company's board or senior managers which should be reviewed in greater depth, as such practices should generally be avoided, even when limited to current market rates. There were forensic accounting ratios related to expense recognition that had extreme values either relative to industry peers or to our company's own history. DTE's CO_2 intensity ratio was significantly higher than its sector peers.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Special Shareowner Meetings – Proposal 4*

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.
If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication simply based on its own reasoning, please obtain a written agreement from the proponent.

*Number to be assigned by the company.
Asterisk to be removed for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

EXHIBIT B

***FISMA & OMB Memorandum M-07-16 *** To:
From: Timothy E Kraepel/Employees/dteenergy
Date: 11/14/2013 01:12PM
Cc: Patrick B Carey/Employees/dteenergy@dteenergy
Subject: Shareholder Proposal to DTE Energy

(See attached file: Chevedden Letter 2013.pdf)

Dear Mr. Chevedden: Please see attached correspondence related to your shareholder proposal to DTE Energy.

Timothy E. Kraepel
Director-Legal (Securities, Finance & Governance)
DTE Energy Company
One Energy Plaza, 688 WCB
Detroit, MI 48226
Phone: (313) 235-8460
kraepelt@dteenergy.com

DTE Energy Company
One Energy Plaza, 688 WCB
Detroit, MI 48226-1279

DTE Energy

Timothy E. Kraepel
(313) 235-8460
kraepelt@dteenergy.com

November 14, 2013

VIA Email and Overnight Delivery

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Re: DTE Energy Company (the "Company")

Dear Mr. Chevedden:

On November 12, 2013, the Company received your request to include a shareholder proposal in the Company's 2014 proxy statement. In order to properly consider your request, and in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, as amended ("Rule 14a-8"), I hereby inform you of a certain eligibility and procedural defect in your submission, as described below. For your convenience, I have included a copy of Rule 14a-8 with this letter.

As of the date of this letter, the Company has not received your proof of ownership of the Company's common stock. We have checked our shareholder records and confirmed that you are not a registered holder of our common stock. In accordance with applicable rules of the Securities and Exchange Commission ("SEC"), please send a written statement from the "record" holder of your shares, verifying that, at the time you submitted your proposal, you held at least $2,000 in market value of the Company's common stock and had held such stock continuously for at least one year. Please note that if we do not receive such documentation **within 14 calendar days** of your receipt of this letter, we may properly exclude your proposal from our 2014 proxy statement.

In asking you to provide the foregoing information, the Company does not relinquish its right to later object to including your proposal on related or different grounds pursuant to applicable SEC rules.

Please send the requested documentation to my attention; my facsimile number is (313)235-8500. If you would like to discuss this matter with me, please call me at (313)235-8460.

Very truly yours,

Timothy E. Kraepel
Director – Legal (Securities, Finance & Governance)

Attachment

chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

Note 2 to § 240.14a-7. When providing the information required by § 240.14a-7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with § 240.14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

Rule 14a-8. Shareholder Proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the

date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this Rule 14a-8?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to

exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?**

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) ***Improper Under State Law:*** If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to Paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) ***Violation of Law:*** If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to Paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) ***Violation of Proxy Rules:*** If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) ***Personal Grievance; Special Interest:*** If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed

to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) ***Relevance:*** If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) ***Absence of Power/Authority:*** If the company would lack the power or authority to implement the proposal;

(7) ***Management Functions:*** If the proposal deals with a matter relating to the company's ordinary business operations;

(8) ***Director Elections***: If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) ***Conflicts with Company's Proposal:*** If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to Paragraph (i)(9): A company's submission to the Commission under this Rule 14a-8 should specify the points of conflict with the company's proposal.

(10) ***Substantially Implemented:*** If the company has already substantially implemented the proposal;

Note to Paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§ 229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by § 240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by § 240.14a-21(b) of this chapter.

(11) ***Duplication:*** If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) ***Resubmissions:*** If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific Amount of Dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make

arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before it files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Rule 14a-9. False or Misleading Statements.

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

(c) No nominee, nominating shareholder or nominating shareholder group, or any member thereof, shall cause to be included in a registrant's proxy materials, either pursuant to the Federal proxy rules, an applicable state or foreign law provision, or a registrant's governing documents as they relate to including shareholder nominees for director in a registrant's proxy materials, include in a notice on Schedule 14N (§ 240.14n-101), or include in any other related communication, any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to a solicitation for the same meeting or subject matter which has become false or misleading.

Note. The following are some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of this section:

EXHIBIT C

To: "Timothy E. Kraepel" <kraepelt@dteenergy.com>
From:*** FISMA & OMB Memorandum M-07-16 ***
Date: 11/19/2013 09:10PM
Subject: Rule 14a-8 Proposal (DTE) nfn

(See attached file: CCE00007.pdf)

Mr. Kraepel,
Attached is the rule 14a-8 proposal stock ownership letter. Please acknowledge receipt.
Sincerely,
John Chevedden

Personal Investing P.O. Box 770001
Cincinnati, OH 45277-0045

Fidelity INVESTMENTS

Post-it® Fax Note 7671	Date 11-19-13	# of pages
To Timothy Kraepel	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone #	
Fax # 813-235-8500	Fax #	

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

November 19, 2013

John R. Chevedden
Via facsimile to:

To Whom It May Concern:

This letter is provided at the request of Mr. John R. Chevedden, a customer of Fidelity Investments.

Please accept this letter as confirmation that according to our records Mr. Chevedden has continuously owned no fewer than 250 shares of Spirit Aerosystems Holdings Inc. (CUSIP: 848574109, trading symbol: SPR) since November 5, 2012 and no fewer than 60 shares of DTE Energy Company since November 14, 2012. I can also confirm that Mr. Chevedden has continuously owned no fewer than 100 shares of Capital One Financial Corporation (CUSIP: 14040H105, trading symbol: COF) and no fewer than 60 shares of Edwards Lifesciences (CUSIP: 28176E108, trading symbol: EW) since September 1, 2012.

The shares referenced above are registered in the name of National Financial Services LLC, a DTC participant (DTC number: 0226) and a Fidelity Investments affiliate.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-800-6890 between the hours of 9:00 a.m. and 5:30 p.m. Eastern Time (Monday through Friday). Press 1 when asked if this call is a response to a letter or phone call; press *2 to reach an individual, then enter my 5 digit extension 27937 when prompted.

Sincerely,

George Stasinopoulos
Client Services Specialist

Our File: W409378-19NOV13